As filed with the Securities and Exchange Commission on March 3, 2016

SECURITIES ACT FILE NO. 333-172947

INVESTMENT COMPANY ACT FILE NO. 811-22534

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   ☒

PRE-EFFECTIVE AMENDMENT NO.        ☐

POST-EFFECTIVE AMENDMENT NO. 11     ☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   ☒

AMENDMENT NO. 12   ☒

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VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

(Exact Name of Registrant as Specified in Charter)

4500 Cherry Creek Drive South, 5th Floor

Glendale, CO 80246

 (Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (303) 895-3773

Mark D. Quam

c/o Versus Capital Advisors LLC

4500 Cherry Creek Drive South, 5th Floor

Glendale, CO 80246

 (303) 895-3773

(Name and Address of Agent for Service)

COPY TO:

Alan Hoffman, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

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APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒

It is proposed that this filing will become effective

☐  when declared effective pursuant to Section 8(c)

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or a business development company, which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

☒    immediately upon filing pursuant to paragraph (b)

☐    on (date) pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)

☐    on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐  This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐  This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is  ______.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

This Registration Statement carries forward the $750,000,000 aggregate offering amount of shares of beneficial interest of the Registrant that were previously registered, and for which $87,075 of registration fees were paid, together with this registration brings the cumulative shares registered to $2,000,000,000.  As of July 12, 2012, the Fund simultaneously redesignated its issued and outstanding common shares as Class F Shares and created its Class I Shares.

TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING AMOUNT(1)(2)	AMOUNT OF REGISTRATION FEE
Shares of Beneficial Interest	$1,250,000,000	$125,875(3)

(1)    Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purposes of determining the registration fee.

(2)    Previously registered, pursuant to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-209345 and 811-22534) filed on February 3, 2016, which is incorporated by reference herein.

(3)    Previously paid on February 3, 2016.

TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING AMOUNT(1)	AMOUNT OF REGISTRATION FEE
Shares of Beneficial Interest	$750,000,000	$87,075(2)

(1)    Previously registered.

(2)    Previously paid.

Explanatory Note

This Post-Effective Amendment incorporates Part A and Part B, previously filed as part of Registration Statement (File Nos. 333-209345 and 811-22534), which was filed with the Securities and Exchange Commission (the “Commission”) on Form N-2 on February 3, 2016 in order to register additional shares, update financial statements, and make certain other nonmaterial changes.  Additional information provided herein is being provided pursuant to an oral request from the Staff of the Commission on February 23, 2016.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus in this Registration Statement is a combined prospectus and also constitutes a Post-Effective Amendment to Registration Statement (File Nos. 333-172947 and 811-22534), which was filed on Form N-2 and declared effective on December 9, 2011.

PART A.   PROSPECTUS

            Reference is made to the Prospectus which was filed as Part A of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-209345 and 811-22534) filed on February 3, 2016 and is incorporated by reference into this Post-Effective Amendment in its entirety.

PART B.  STATEMENT OF ADDITIONAL INFORMATION

            Reference is made to the Statement of Additional Information (the “SAI”), including the financial statements, accompanying notes and report of the independent registered public accounting firm thereon, which was filed as Part B of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-209345 and 811-22534) filed on February 3, 2016 and is incorporated by reference into this Post-Effective Amendment in its entirety.

PART C.  OTHER INFORMATION1

Item 25.  Financial Statements and Exhibits:

1.      Financial Statements

Part A:        Reference is made to the Registrant’s financial highlights for the for the fiscal year periods ended March 31, 2013, March 31, 2014 and March 31, 2015, which were included in the Registrant’s Annual Report on Form N-CSR filed with the Commission on June 4, 2015 and the Registrant’s financial highlights for the six-month period ended September 30, 2015 (unaudited), which were included in the Registrant’s Semi-annual Report on Form N-CSR filed with the Commission on November 23, 2015, which were each incorporated by reference in Part A of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-209345 and 811-22534) filed on February 3, 2016, and are both incorporated by reference into this Post-Effective Amendment in their entirety.

Part B:        Reference is made to the Registrant’s financial statements, accompanying notes and report of the independent registered public accounting firm thereon for the fiscal year period ended March 31, 2015 which were included with the  Registrant’s Annual Report on Form N-CSR filed with the Commission on June 4, 2015, which were incorporated by reference in Part B of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-209345 and 811-22534) filed on February 3, 2016, and are both incorporated by reference into this Post-Effective Amendment in their entirety.

2.       Exhibits:

               Ex-99.a                Amendment to Certificate of Formation(1)

               Ex-99.b                Amended and Restated Limited Liability Company Agreement(1)

               Ex-99.e                Dividend Reinvestment Plan(1)

               Ex-99.g(1)               Investment Management Agreement(1)

               Ex-99.g(2)               Callan Sub-Advisory Agreement(2)

               Ex-99.g(3)           Security Capital Research & Management Incorporated Sub-Advisory Agreement(3)

               Ex-99g(4)            E.I.I. Realty Securities, Inc. Sub-Advisory Agreement(4)

               Ex-99g(5)            Forum Securities Limited Sub-Advisory Agreement(3)

               Ex-99.h(1)           Amended and Restated Underwriting Agreement(5)

               Ex-99.h(2)           Distribution Agreement(6)

               Ex-99.j(1)            Custody Agreement(1)

               Ex-99.j(2)            Foreign Custody Agreement(1)

               Ex-99.k(1)           Administration and Accounting Services Agreement(1)

               Ex-99.k(2)           Transfer Agency and Shareholder Services Agreement(1)

               Ex-99.k(3)           Expense Limitation and Reimbursement Agreement(2)(7)

               Ex-99.l                 Opinion and Consent of Winston & Strawn LLP(8)

               Ex-99.n(1)           Consent of Independent Registered Public Accounting Firm(8)

               Ex-99.r(1)            Joint Code of Ethics of the Adviser and the Fund(9)

               Ex-99.r(2)            Code of Ethics of Callan(9)

               Ex-99.r(3)            Code of Ethics of Security Capital Research & Management Incorporation(9)

               Ex-99.r(4)            Code of Ethics of E.I.I. Realty Securities, Inc.(4)

               Ex-99.r(5)            Code of Ethics of Forum Securities Limited(9)

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(1)                             Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.

(2)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 10 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on April 6, 2015.

(3)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on December 22, 2011.

(4)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on December 22, 2011.  E.I.I. Realty Securities, Inc. did not provide services as a sub-adviser to the Registrant. The advisory contract expired on December 19, 2014, pursuant to its terms, and was not renewed by the Registrant’s Board of Directors; such sub-adviser did not provide, and is not providing any sub-advisory services to the Registrant.

(5)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on December 19, 2012.

(6)                             Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.  Agreement was terminated effective December 3, 2012.

(7)                             This contract expired on June 30, 2015, pursuant to its terms.

(8)                             Filed herewith.

(9)                             Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 209345) on February 3, 2016.

Item 26.  Marketing Arrangements:

See the Underwriting Agreement, filed by Ex-99.h(1).

Item 27.  Other Expenses of Issuance and Distribution:

            Registration fees -         $125,875

            Legal fees –                  $  65,000

            Accounting fees –         $    3,500

These expenses relate to the additional shares that were registered pursuant to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-209345 and 811-22534), which was filed with the Commission on February 3, 2016.  For expenses related to the shares that were registered and initially offered by the Registrant, reference is made to the table of “Other Expenses of Issuance and Distribution” included with Part C of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-172947 and 811-22534), which was filed with the Commission on December 8, 2011 and is incorporated by reference into this Post-Effective Amendment in its entirety.

Item 28.  Persons Controlled by or Under Common Control:

            None

Item 29.  Number Holders of Securities:

            Set forth is the number of record holders as of March 01, 2016 of each class of securities of the Registrant:

Title of Class                                                                Number of Record Holders

Class F Shares                                                                                       960

Class I Shares                                                                                     4,443

Item 30.  Indemnification:

            Reference is made to Article III, Section 3.8 of the Registrant’s Amended and Restated Limited Liability Company Agreement, filed as Exhibit 99.b which was previously filed and is incorporated by reference hereto (the “LLC Agreement”), and Section XII of the Registrant’s Underwriting Agreement, filed as Exhibit 99.h(l) which was previously filed and is incorporated by reference hereto.  The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement and the Underwriting Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “Investment Company Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was a manager, member, director, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

            Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of Investment Adviser:

            A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant's prospectus in Part A of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-209345 and 811-22534) filed on February 3, 2016, which is incorporated by reference herein,  in the section entitled "Management of the Fund," regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (‘the Advisers Act”).  Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298), and is incorporated herein by reference.

This information with respect to Callan Associates Inc., the Registrant's investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-9219), which is incorporated herein by reference.

This information with respect to Security Capital Research & Management, Inc., the Registrant's investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-53815), which is incorporated herein by reference.

This information with respect to Forum Securities Limited, the Registrant's investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-70773), which is incorporated herein by reference.

Item 32.  Location of Accounts and Records:

            BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 4400 Computer Drive, Westborough, MA  01581.  All other required books and records are maintained by the Adviser and the Registrant at 4500 Cherry Creek Drive South, Suite 550B, Denver, CO  80246.

Item 33.  Management Services:

             Not applicable.

Item 34.  Undertakings:

1.         The Registrant undertakes to suspend this offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value (“NAV”) of the Registrant declines more than 10% from its NAV as of the effective date of the registration statement or (2) the NAV of the Registrant increases to an amount greater than its net proceeds as stated in the prospectus in Part A which is incorporated herein by reference.

2.         Not applicable.

3.         Not applicable.

4.         The Registrant undertakes that:

a.      to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)   to include any prospectus required by Section 10(a)(3) of the Securities Act [15 U.S.C. 77j(a)(3)];

(2)   to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.      that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.      to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.      that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.      that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)   any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)   the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.         Not applicable.

6.         The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John Gordon, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this registration statement meets all of the requirements for effectiveness under Rule 486(b) and it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glendale, State of Colorado, on the [3rd day of March], 2016.

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 3, 2016.

Name:	Title:
/s/ Mark D. Quam
Mark D. Quam	Chief Executive Officer (Principal Executive Officer)
/s/ William R Fuhs
William R. Fuhs, Jr.	Director and President
/s/ Casey Frazier
Casey Frazier	Director
/s/ Jeffrey A. Jones
Jeffrey A. Jones	Director
/s/ Richard J. McCready
Richard J. McCready	Director

/s/ Paul E. Sveen Paul E. Sveen	Director
/s/ John Gordon
John Gordon	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

               Ex-99.a                Amendment to Certificate of Formation(1)

               Ex-99.b                Amended and Restated Limited Liability Company Agreement(1)

               Ex-99.e                Dividend Reinvestment Plan(1)

               Ex-99.g(1)               Investment Management Agreement(1)

               Ex-99.g(2)               Callan Sub-Advisory Agreement(2)

               Ex-99.g(3)           Security Capital Research & Management Incorporated Sub-Advisory Agreement(3)

               Ex-99g(4)            E.I.I. Realty Securities, Inc. Sub-Advisory Agreement(4)

               Ex-99g(5)            Forum Securities Limited Sub-Advisory Agreement(3)

               Ex-99.h(1)           Amended and Restated Underwriting Agreement(5)

               Ex-99.h(2)           Distribution Agreement(6)

               Ex-99.j(1)            Custody Agreement(1)

               Ex-99.j(2)            Foreign Custody Agreement(1)

               Ex-99.k(1)           Administration and Accounting Services Agreement(1)

               Ex-99.k(2)           Transfer Agency and Shareholder Services Agreement(1)

               Ex-99.k(3)           Expense Limitation and Reimbursement Agreement(2)(7)

               Ex-99.l                 Opinion and Consent of Winston & Strawn LLP(8)

               Ex-99.n(1)           Consent of Independent Registered Public Accounting Firm(8)

               Ex-99.r(1)            Joint Code of Ethics of the Adviser and the Fund(9)

               Ex-99.r(2)            Code of Ethics of Callan(9)

               Ex-99.r(3)            Code of Ethics of Security Capital Research & Management Incorporation(9)

               Ex-99.r(4)            Code of Ethics of E.I.I. Realty Securities, Inc.(4)

               Ex-99.r(5)            Code of Ethics of Forum Securities Limited(9)

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(1)                             Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.

(2)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 10 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on April 6, 2015.

(3)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on December 22, 2011.

(4)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on December 22, 2011.  E.I.I. Realty Securities, Inc. did not provide services as a sub-adviser to the Registrant. The advisory contract expired on December 19, 2014, pursuant to its terms, and was not renewed by the Registrant’s Board of Directors; such sub-adviser did not provide, and is not providing any sub-advisory services to the Registrant.

(5)                             Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on December 19, 2012.

(6)                             Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.  Agreement was terminated effective December 3, 2012.

(7)                             This contract expired on June 30, 2015, pursuant to its terms.

(8)                             Filed herewith.

(9)                             Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 209345) on February 3, 2016.